Exhibit (a)(1)(F)

CRYOPORT, INC.

August 30, 2016

To the Holders of Original Warrants:

This letter is being distributed by Cryoport, Inc., a Nevada corporation (the “Company”), to holders of the Company’s outstanding warrants to purchase shares of common stock at an exercise price of $3.57 per share (the “Original Warrants”) in connection with the Company’s offer (the “Offer”) to such holders to exchange Original Warrants for (1) an equal number of warrants to purchase one share of common stock at an exercise price of $1.50 per share (the “New Warrants”), conditioned upon the immediate exercise of such New Warrants, and (2) one warrant to purchase one share of common stock at an exercise price of $3.00 per share for every four New Warrants exercised (the “Supplemental Warrants”).

The Offer, which was previously scheduled to expire at 5:00 p.m. Eastern Time on September 16, 2016, will now remain open until 5:00 p.m. Eastern Time, September 23, 2016, as may be extended by the Company in its sole discretion (the “Expiration Date”). In addition, the Company is amending and restating the offer letter/prospectus, dated August 11, 2016, which was previously distributed by the Company, with the offer letter/prospectus, dated August 30, 2016 (as it may be amended and/or supplemented from time to time, the “Offer Letter/Prospectus”), a copy of which accompanies this letter. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer Letter/Prospectus.

The Offer Letter/Prospectus has been amended to include additional information, including without limitation, (i) extending the expiration date for the Offer until 5:00 p.m. Eastern Time, September 23, 2016; (ii) adding information contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2016; and (iii) adding certain selected financial data. You should carefully read the entire Offer Letter/Prospectus, together with any related documents the Company provides to you, before making a decision to participate in the Offer.

If you elect to tender Original Warrants in response to the Offer, please follow the instructions in the Offer Letter/Prospectus and the related documents, including the Letter of Transmittal previously distributed by the Company. The Letter of Transmittal, certificate(s) representing the Original Warrants, and payment of the exercise price of the New Warrants must be delivered to Continental Stock Transfer & Trust Company, the depositary for the Offer, on or prior to the Expiration Date, as set forth in the Letter of Transmittal.

If you change your mind and do not want to participate in the offer, you may withdraw your tender by following the instructions in the Offer Letter/Prospectus before the Expiration Date.

Please direct questions or requests for assistance regarding the Offer to Emergent Financial Group, Inc., the solicitation agent for the Offer (the “Solicitation Agent”). The Solicitation Agent may be reached at:

Emergent Financial Group, Inc.
3600 American Boulevard West, Suite 670
Bloomington, MN 55431
Attention: Peter Voldness
Telephone: (952) 829-1222
(email: pvoldness@emergentfinancial.com)

Very truly yours,

Cryoport, Inc.